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Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                         APPOINTMENT OF GENERAL MANAGER

The Board of Directors (the "Board") of Guangshen Railway Company Limited (the "Company") announces that for reason of the change of work of Mr. Li Kelie, the Board passed a resolution on 26 April 2006 to appoint Mr. Yang Yiping in place of Mr. Li Kelie as the general manager of the Company.

The Board passed a resolution on 26 April 2006 to appoint Mr. Yang Yiping to take up the position of the general manager of the Company in place of Mr. Li Kelie, an executive director of the Company with effect from 26 April 2006. Mr. Li remains as an executive director of the Company.

Mr. Yang Yiping, aged 56, graduated with a research degree in economics and management. Mr. Yang joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. He has served in various senior managerial positions in Guangzhou Railway (Group) Company(Chinese Characters), the controlling shareholder of the Company, and its subsidiaries. Prior to joining the Company as the general manager, Mr. Yang has not previously held any position with the Company.

Save as disclosed in this announcement, Mr. Yang does not have any relationship with any of the directors, senior management, substantial shareholders or controlling shareholders (each as defined under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited) of the Company. He does not have any interests or short positions in shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

The Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Yang Yiping in place of Mr. Li Kelie as the general manager of the Company.


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As the date of this announcement, the executive directors of the Company are Wu
Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

                                        By Order of the Board
                                        GUANGSHEN RAILWAY COMPANY LIMITED
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, The People's Republic of China

28 April 2006


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